VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Sachin Kohli Sachin.Kohli@weil.com +1 212 310 8294

April 29, 2021

Division of Corporation Finance

Office of Trade & Services

Attn: Lilyanna Peyser, Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Alight, Inc.

Registration Statement on Form S-4

Filed March 29, 2021

File No. 333-254801

Dear Ms. Peyser:

On behalf of Alight, Inc. (“Alight” or the “Company”), please find below responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated April 12, 2021 (the “Comment Letter”) with regard to the Registration Statement on Form S-4 (File No. 333-254801) filed by the Company on March 29, 2021 (together with the exhibits filed therewith, the “Registration Statement”). In addition, the Company is publicly filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions made to the Registration Statement in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Registration Statement.

For the convenience of the Staff’s review, each of the headings and numbered paragraphs below corresponds to the headings and numbered comments in the Comment Letter. All references to page numbers and captions in the responses below correspond to the page numbers and corresponding captions in Amendment No. 1. Terms used and not defined herein have the meanings given to such terms in Amendment No. 1.

April 29, 2021

Registration Statement on Form S-4 filed March 29, 2021

Cover Page

1.

We note your response to comment 1, however it remains unclear whether the private placements contemplated by the forward purchase agreements have been or will be completed, and whether it is therefore appropriate to include the subject securities on this registration statement. In this regard, we note that the private placements contemplated by the forward purchase agreements will occur “immediately prior to the closing of FTAC’s initial business combination” and that “the forward purchase securities will have been sold and will be issued and outstanding securities of FTAC as of the time of the closing of the Business Combination,” which statements suggest that the private placements are not yet completed and may not be completed if the business combination does not close. Please remove these shares from your registration statement, or provide us with a detailed legal analysis of why the private placements were completed prior to your attempt to register the resale of the shares. In your analysis, please consider the Commission’s guidance set forth in Questions 134.01/139.06 of the Securities Act Sections Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and has reviewed Questions 134.01/139.06 of the Securities Act Sections Compliance and Disclosure Interpretations. The Company advises the Staff that the private offering with respect to the forward purchase securities was consummated on May 8, 2020 at the time the Forward Purchase Agreements were entered into and the purchasers under the Forward Purchase Agreements became bound to purchase the forward purchase securities subject only to the satisfaction of conditions that are outside their control. The forward purchase securities will be issued and outstanding securities of FTAC (as opposed to the Company) immediately prior to the closing of the Business Combination. Pursuant to the terms of the Business Combination Agreement (and, in the case of the FTAC Warrants to be issued under the Forward Purchase Agreements, the existing terms of the warrant agreement), upon the closing of the Business Combination and by virtue of the FTAC Merger, (1) each share of FTAC Class A common stock issued pursuant to the Forward Purchase Agreements and therefore outstanding immediately prior to the FTAC Merger will automatically be converted into and exchanged for one share of Company Class A common stock and (2) each FTAC Warrant issued pursuant to the Forward Purchase Agreements and therefore outstanding immediately prior to the FTAC Merger will automatically be exchanged for and represent a warrant to purchase an equal number of shares of the Company Class A common stock. As a result, in accordance with General Instruction A.1(1) of Form S-4, the Company intends to register the issuance of shares of the Company Class A common stock and Company Warrants (including the shares of Company Class A common stock issuable upon exercise thereof) in connection with the exchange of the forward purchase securities pursuant to the FTAC Merger on the Form S-4.

Distributions, page 134

2.	We note your response to comment 17 and the illustrative example provided in your response. Please amend the disclosure in your filing to include this illustrative example.

April 29, 2021

In response to the Staff’s comment, the disclosure has been revised on page 137 of Amendment No. 1 to include the illustrative example.

Material U.S. Federal Income Tax Considerations

The FTAC Merger, page 161

3.

We note your response to comment 28, and your amended disclosure throughout the filing that the transaction “should qualify” as a transaction described in Section 351 of the Code. Please confirm that counsel’s opinion will state that counsel is unable to provide a “will” opinion as to whether the transaction will qualify as a transaction described in Section 351 of the Code, explain why it cannot give a “will” opinion regarding this issue, and describe the possible alternatives and risks to investors if the transaction does or does not so qualify. In addition, please revise the prospectus to provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. We also note the disclosure that “the conclusions to be stated in the Weil Tax Opinion are not free from doubt”; if this statement applies to all of the opinions expressed by Weil in its tax opinion, please note that the above request for expanded disclosure applies to each element of tax treatment addressed in the prospectus/opinion. Please refer to Sections III.B. and C. of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23, 62, 96 and 164 of Amendment No. 1 to reflect that counsel will provide a “will” opinion. A copy of the tax opinion of Weil, Gotshal & Manges LLP has been filed as Exhibit 8.1 to Amendment No. 1.

Proposal No. 2—The FTAC Charter Amendment Proposal, page 166

4.

We note your response to comment 30. It appears that an increase in authorized shares and the creation of a new class of shares could potentially impact the ownership interests and/or relative rights of FTAC public shareholders. Therefore, please unbundle these proposals to allow shareholders to vote separately on material matters.

In response to the Staff’s comment, the Company has revised the presentation of the FTAC Charter Amendment Proposals in Amendment No. 1 to unbundle and separately present proposals with respect to the creation of the FTAC Class C common stock and the increase in the number of authorized shares of FTAC common stock in connection with the amendment and restatement of the FTAC Charter.

Unaudited Pro Forma Condensed Combined Statement of Operations

Note 5—Adjustment (f), page 204

5.	We note $45 million in compensation expense will be recognized “on the line.” Please explain what you mean by “on the line” and clarify if you are making a pro forma adjustment for this expense.

The Company respectfully advises the Staff that “on the line” was intended to refer to the fact that the compensation expense is solely contingent upon the consummation of the Business Combination and does not include any future service arrangements, and therefore that an expense adjustment is not presented in the pro forma financial information. The Company has revised the disclosure contained in adjustment (f) under Note 5 to the Unaudited Pro Forma Condensed Combined Financial Information and page 215 of Amendment No. 1 to include the nature and amount of such compensation and expense as well as the basis for its classification.

April 29, 2021

Note 5—Adjustment (k), page 206

6.	Please tell us how you derived the pro forma net loss attributable to the Company of $127,584 assuming no redemptions and $125,766 assuming maximum redemptions and revise your disclosure as necessary.

The Company respectfully advises the Staff that the pro forma net loss attributable to the Company was derived by calculating the Company’s share of the results for the partially owned, consolidated subsidiary, Tempo Holding Company, LLC in addition to the Company’s own net loss. To this end, the Company began with income attributable to Tempo Holding Company, LLC and calculated its share of the total loss attributable to the Company based on its economic ownership percentage in Tempo Holding Company, LLC. The Company advises the Staff that we have revised the numerator to reflect the change in fair value of the warrant and FPA liabilities and all pro forma adjustments such that it was calculated on a combined basis. Please refer to adjustment (k) in the Unaudited Pro Forma Condensed Combined Statement of Operations for the revised disclosures.

Industry Overview, page 261

7.

We note your response to comment 36, but your amended disclosure does not appear to be responsive to our comment. Please amend your disclosure to provide sources for your statements about key trends discussed in the bulleted list on pages 260-261, including your statements about Health & Personalization, Total Wellbeing, Gig Economy, Globalization, and Regulations, or amend your disclosure to describe these trends as management’s opinions or beliefs.

In response to the Staff’s comment, the Company has revised the disclosure on page 273 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alight, page 272

8.	We note your response to comment 42. Where you attribute revenue increases to acquisitions, please quantify the increase related to acquisitions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 290, 291 and 292 of Amendment No. 1.

Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Revenue, page 276

9.	You state that you recorded growth of 111% for BPaaS products and services in 2020. Please quantify the BPaaS products and services revenue recorded in 2020.

April 29, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 288 of Amendment No. 1.

[Remainder of page intentionally left blank.]

April 29, 2021

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Michael Aiello at (212) 310-8552 or me at (212) 310-8294.

Sincerely,

/s/ Sachin Kohli
Sachin Kohli

cc:    Scott Stringer

Staff Accountant

SEC

Joel Parker

Staff Accountant

SEC

Katherine Bagley

Staff Attorney

SEC

Lilyanna Peyser

Special Counsel

SEC

Richard Massey

Chief Executive Officer

Alight, Inc.

Michael Aiello

Weil, Gotshal & Manges LLP